Exhibit 99.4

[FACE OF NOTE]

        Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

        Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED	CUSIP: [ ]
NO. 1	PRINCIPAL AMOUNT: $[ ]

CREDIT SUISSE
Buffered Accelerated Return Equity Securities (BARES)SM
due [                ]
Linked to [                ]

        CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the "Company", which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the "Branch"), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof), in the coin or currency of the United States.

        Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place. All capitalized terms used herein but not otherwise defined shall have the meaning assigned to them in the Indenture (as defined on the reverse hereof).

        This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee (as defined on the reverse hereof) under the Indenture referred to on the reverse hereof.

        This Note does not bear interest.

F-1

        IN WITNESS WHEREOF, the Company, acting through the Branch, has caused this Note to be duly executed.

CREDIT SUISSE, acting through its Nassau branch
By:	Name: Title: Authorized Signatory
By:	Name: Title: Authorized Signatory

CERTIFICATE OF AUTHENTICATION

        This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: [        ]

THE BANK OF NEW YORK, as Trustee
By:	Authorized Signatory

F-2

[REVERSE OF NOTE]

CREDIT SUISSE
Buffered Accelerated Return Equity Securities (BARES)SM
due [    ]
Linked to [    ]

        This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the "Securities") of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the "Indenture"), between the Company and The Bank of New York (the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

        This Note is one of a series designated as the Buffered Accelerated Return Equity Securities (BARES) due [    ] Linked to [    ] (the ["reference index"] [the "basket"]) (the "Note"). [The basket comprises [    ] underlying indices (each a "reference index") having the following weightings:

        [list of reference indices with corresponding weighting]

        This Note does not bear interest.

        This Note is issuable only in registered form without coupons in minimum denominations of $[    ] and any integral multiples of $[    ] in excess thereof at the office or agency of the Company in the Borough of Manhattan, The City of New York, in the manner and subject to the limitations provided in the Indenture.

        This Note is not redeemable at the option of the Company, acting through the Branch, prior to maturity.

Maturity Date

        The Maturity Date of this Note is [    ] (the "Maturity Date"), subject to postponement if a market disruption event (as defined below) occurs, as determined by the Calculation Agent (as defined below), on [the] [a] valuation date as described under "—Market Disruption Events" below. No interest or other payment will be payable hereon because of any such postponement of the Maturity Date.

Redemption Amount

        On the Maturity Date, the Company, acting through the Branch, will redeem this Note for a redemption amount (the "Redemption Amount") in cash equal to the principal amount hereof multiplied by the sum of 1 plus the [index] [basket] return, which will be expressed as a percentage and calculated as follows:

  •
  If the final [index] [basket] level is greater than the initial [index] [basket] level, [subject to a cap of [    ],] the [index] [basket] return will equal:

[ ]%	×	final [index] [basket] level - initial [index] [basket] level initial [index] [basket] level
  •
  If the final [index] [basket] level is equal to the initial [index] [basket] level, the [index] [basket] return will equal zero.

  •
  If the final [index] [basket] level is less than [    ]% of the initial [index] [basket] level, the [index] [basket] return will equal:

[ ]%	×	final [index] [basket] level - initial [index] [basket] level initial [index] [basket] level

        [The "initial index level" for the reference index is [    ].

        The "final index level" will equal [the final level of the reference index] [the arithmetic average of the final levels of the reference index].

        The "final level" for the reference index will equal [the closing level of the reference index on a valuation date.] [the closing level of the reference index on the valuation date.]]

        [The "initial basket level" equals [    ].

        The "final basket level" equals [the basket level on the valuation date.] [the arithmetic average of the basket levels of the basket on the valuation dates.]

        The "basket level" will be equal to the sum of [    ].

        [The "valuation date" is [    ],][The "valuation dates" are each of the five business days prior to and including [    ], which will be the final valuation date,] subject to postponement if a market disruption event occurs on a valuation date.

        The "closing level" for the reference index will be, on any relevant index business day, the level of the reference index as determined by the Calculation Agent at the "valuation time" for the reference index, which is the time at which the sponsor for the reference index (the "index sponsor") calculates the closing level of the reference index on such index business day, as such level is calculated and published by the index sponsor, subject to the adjustment provisions described under "—Adjustments to the calculation of the [reference index] [indices comprising the basket]" below.

        A "business day" is any day, other than a Saturday, Sunday or a day on which banking institutions in New York, New York are generally authorized or obligated by law, regulation or executive order to close.

        An "index business day" with respect to [the] [any] reference index is any day that is (or, but for the occurrence of a market disruption event, would have been) a day on which trading is generally conducted on the relevant exchange and related exchanges (each as defined below), other than a day on which the relevant exchange or related exchanges is scheduled to close prior to its regular weekday closing time. "Exchange" with respect to [the] [any] reference index means the principal exchange on which any stock underlying [the reference index] [one or more reference indices] is traded. "Related exchange" means any exchange on which futures or options contracts relating to [the reference index] [one or more reference indices] are traded.

Market Disruption Events

        A "market disruption event" is, in respect of [the reference index] [any reference index comprising the basket], the occurrence or existence on any index business day for such reference index during the one-half hour period that ends at the relevant valuation time, of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on:

  (a)
  an exchange in securities that comprise 20% or more of the level of [the] [a] reference index based on a comparison of (1) the portion of the level of [the] [such] reference index attributable to each security in which trading is, in the determination of the Calculation Agent, materially suspended or materially limited relative to (2) the overall level of [the] [such] reference index, in the case of (1) or (2) immediately before that suspension or limitation;

  (b)
  a related exchange in options contracts on [the] [such] reference index; or

  (c)
  a related exchange in futures contracts on [the] [such] reference index;

in the case of (a), (b) or (c) if, in the determination of the Calculation Agent, such suspension or limitation is material.

        If the Calculation Agent determines that a market disruption event exists in respect of [the reference index] [a reference index comprising the basket] on a valuation date, then that valuation date will be postponed to the first succeeding index business day on which the Calculation Agent determines that no market disruption event exists in respect of such reference index, unless in respect of the final valuation date the Calculation Agent determines that a market disruption event exists in respect of such index on each of the five index business days immediately following the scheduled final valuation date. In that case, (a) the fifth succeeding index business day following the scheduled final valuation date will be deemed to be the final valuation date for such reference index, notwithstanding the market disruption event in respect of such reference index, and (b) the Calculation Agent will determine the index level for such reference index on that deemed final valuation date in accordance with the formula for and method of calculating such reference index last in effect prior to the commencement of the market disruption event in respect of such reference index using exchange traded prices on the relevant exchanges (as determined by the Calculation Agent in its sole and absolute discretion) or, if trading in any security or securities comprising such reference index has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on the exchanges (as determined by the Calculation Agent in its sole and absolute discretion) but for the suspension or limitation, as of the valuation time on that deemed final valuation date, of each such security comprising such reference index (subject to the provisions on adjustments to the calculation of the [reference index] [indices comprising the basket] below).

        In the event that a market disruption event exists in respect of [the reference index] [a reference index comprising the basket] on a valuation date, the Maturity Date of this Note will be postponed to the fifth business day following the day as of which the closing level on the valuation date for [the reference index] [each reference index comprising the basket] has been calculated. No interest will accrue or other payment be payable because of any postponement of the Maturity Date.

Adjustments to the calculation of the [reference index] [indices comprising the basket]

        If the [reference index] [any reference index comprising the basket] is (a) not calculated and announced by its sponsor but is calculated and announced by a successor acceptable to the Calculation Agent or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in such reference index, then such reference index will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

        Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the Company and the Trustee, which will provide notice of the selection of the successor index to the registered Holders of this Note in the manner set forth below.

        If (x) on or prior to a valuation date [the] [any] index sponsor makes, in the determination of the Calculation Agent, a material change in the formula for or the method of calculating [the reference index] [a reference index comprising the basket] or in any other way materially modifies [the reference index] [a reference index comprising the basket] (other than a modification prescribed in that formula or method for maintaining [the] [such] reference index in the event of changes in constituent stocks and capitalization and other routine events) or (y) on any valuation date [the] [an] index sponsor (or a successor sponsor) fails to calculate and announce [the reference index] [a reference index comprising the basket], then the Calculation Agent will calculate the Redemption Amount using, in lieu of a published level for [the] [such] reference index, the level for [the] [such] reference index as at the valuation time on the valuation date as determined by the Calculation Agent in accordance with the formula for and method of calculating [the] [such] reference index last in effect prior to that change or failure, but using only those securities that comprised [the] [such] reference index immediately prior to that change or failure. Notice of adjustment of [the] [such] reference index will be provided by the Trustee in the manner set forth below.

        Notices to the Holders of this Note will be made by first class mail, postage prepaid, to the registered Holders hereof.

Manner of Payment

        This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

        If a payment date is not a business day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a business day, and no interest shall accrue for the intervening period.

Amendments

        The Indenture contains provisions which provide that the Company and the Trustee may amend or supplement the Indenture or the Securities without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its property and assets, to any person; (iii) comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment hereunder with respect to the Securities by a successor Trustee; (v) establish the form or forms or terms of Securities of any series or of the coupons appertaining to such Securities as permitted by the Indenture; (vi) provide for uncertificated or unregistered Securities and to make all appropriate changes for such purpose; (vii) provide for a guarantee from a third party on outstanding Securities that are issued under the Indenture; or (viii) make any change that does not materially and adversely affect the rights of any Holder.

        The Indenture provides that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Securities of any series with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series; provided that, without the consent of each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder's Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, the principal amount or the interest thereon is payable, modify any right to convert or exchange such Holder's Security for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of the principal amount of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures except to increase the required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

Events of Default and Acceleration

        In case an Event of Default with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note (in accordance with the acceleration provisions set forth in the Indenture) will be determined by the Calculation Agent and will equal, for each Note, the arithmetic average, as determined by the Calculation Agent, of the fair market value of the Note as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company's other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent.

        The Company, acting through the Branch, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and, subject to the provisions hereof, for all other purposes, and neither the Company, acting through the Branch, nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

        No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

        The Indenture provides that, subject to certain conditions, the Holders of at least a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the principal amount as is then accelerable) of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the

Holder of each outstanding Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

        The Calculation Agent for the Notes (the "Calculation Agent") is Credit Suisse International. The calculations and determinations of the Calculation Agent will be final and binding upon the beneficial owner of this Note (except in the case of manifest error). The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

        The Indenture provides that a series of Securities may include one or more tranches (each a "tranche") of Securities, including Securities issued in a Periodic Offering. The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price. Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

        This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

        No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, acting through the Branch, which is absolute and unconditional, to pay the Redemption Amount on this Note in the manner, at the place, at the time and in the coin or currency herein prescribed.

        The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]
the within Note and all rights thereunder, hereby irrevocably constituting and appointing
Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.
Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.